Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
NewLink Genetics Corporation:
We consent to the incorporation by reference in the registration statements No. 333-205234 on Form S-3 and No. 333-203350 and No. 333-186020 on Form S-8 of NewLink Genetics Corporation of our report dated February 29, 2016, with respect to the consolidated balance sheets of NewLink Genetics Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015, annual report on Form 10‑K of NewLink Genetics Corporation.
/s/ KPMG LLP
Des Moines, Iowa
February 29, 2016